Exhibit 10.4

                          AMENDED SETTLEMENT AGREEMENT
                               AND MUTUAL RELEASE



     This Settlement Agreement and Mutual Release (the "Agreement") is dated for reference purposes this 20th day of June, 2003. The Parties agree as follows:

1.   Parties. The Parties to this Agreement are as follows:

     (a)  Collins Christensen, individually ("Christensen").

     (b)  ITEX Corporation, a Nevada corporation ("ITEX")

2. Definitions. As used in this Agreement, the following capitalized terms have the following meanings:

     (a)  "Closing" has the meaning given it in paragraph 28 below.


3. Purpose. The Parties enter into this Agreement to settle all claims, counterclaims and controversies between them that arise out of the relationships between ITEX and Christensen including, without limitation, the following:

- Christensen's previous employment with the Company, the termination of that employment, and all events through and including the date of this Agreement
- Certain transactions between the Company and Christensen, or actions taken by Christensen, including without limitation the purchase and sale of California Trade Exchange to ITEX, trade dollar usage, Stoops Inc, Maxx loan, bonuses, stock option grants, and salaries
- Christensen's claims for reimbursement of personal expenses incurred on behalf of ITEX
- Christensen's claims for reimbursement of amounts previously spent on legal and professional fees
-    Trade dollar expenditures made by Christensen without authorization
- Trade dollar expenditures made by ITEX on behalf of Christensen without authorization.

4. Consideration. ITEX shall allow Christensen to retain the cash and trade dollar compensation paid or used during his term. Christensen's options are cancelled pursuant to this Agreement or the original stock option agreement.

     (a) ITEX shall continue to pay Christensen $5,000 per month for 18 months beginning April 7, 2003 and each month thereafter on the first of each month, for a total of $90,000 (the "Balance"). The Balance is payable without interest, so long as monthly payments are made within 7 days of the scheduled monthly payment date. If any payment is made after 7 days of the scheduled monthly payment date, interest shall accrue on the unpaid Balance at the rate of 10% percent per annum until paid from the date of the default. If payment defaults and payment is not paid within 7 days of the scheduled date, the full amount of unpaid principal will be due and payable, pursuant to attached Promissory Note. ITEX shall have the privilege of prepaying the balance in whole or in part, without penalty or premium at any time prior to default.


                                       15
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     (b)  ITEX will quit claim deed 20 lots located outside Montreal, Canada from existing inventory with free and clear title. Christensen will choose the lots from ITEX inventory. Christensen will pay any legal, filing, title, recording or closing costs associated with lots. Lots are sold `as-is' with respect to the physical condition of each lot. ITEX will execute any and all documents necessary to transfer ownership of the lots to Christensen or an entity designated by Christensen to take title to the lots.


     (c) Christensen acknowledges and agrees that he is not due any additional shares, options or other compensation from ITEX in any form whatsoever, other than what is stated here, including claims for reimbursement of $28,000 in expenses incurred on behalf of ITEX and claims for reimbursement of $60,000 in attorneys fees incurred in the course of his being terminated as Chief Executive Officer of ITEX.

     (d) Any and all ITEX trade accounts are closed and any balance due either party is hereby revoked. Christensen is not allowed ITEX trade accounts for two years, including any and all accounts in the name of Collie, Collins or Kira Christensen or any and all personal or business accounts referenced to these individuals or their children

     (e) Christensen will not sell more than 225,000 shares of the shares now owned by Christensen, in the open market in any 30-day period. Further, he will give written notice to ITEX or its assigns, of its first right of refusal to purchase any or all of these shares offered at the preceding 5-day trailing average closing price. ITEX will have 3 days to tender a cashier's check to Christensen. If it fails to make timely tender, Christensen will be free to sell the shares, in accordance with the provisions of Rule 144 or any other SEC rule. ITEX will cooperate in the removal of the Rule 144 restriction from any shares upon demand made after the expiration of six months from the date of his resignation from the Board of Directors of ITEX. Notwithstanding the above provisions, Christensen may sell an unlimited number of shares in a private non-open market transaction of the shares he presently owns, subject to compliance with Rule 144 and any other SEC rule. However, Christensen must first give ITEX 3 days written notice to tender a cashier's check to Christensen for the same price and the same number of shares that Christensen has negotiated for a private sale. The provisions of this paragraph will only be operative for the 18-month period commencing with the execution of this agreement. After the expiration of 18 months, Christensen will be free to sell the shares subject to these restrictions at any time without any notice to ITEX, in accordance with the provisions of Rule 144 or any other SEC rule. Nothing in this paragraph shall be construed to limit Christensen's right to buy and sell shares not presently owned by him on the open market or otherwise, subject to SEC rules. For purpose of the notices required of Christensen in this paragraph, it will be sufficient written notice for Christensen to provide e-mail notice addressed to both Steven White at steven@morsebest.com, and Stephen Tollefsen at tollco@tollefsenpidgeon.com.

     (f) Return of Personal Property. ITEX agrees that it will promptly, within two (2) business days, return to Christensen any of his personal property in its possession, including his wing back chairs.


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5.   Authority. Each of the Parties hereto represents and warrants that such party has full authority to enter into each and every provision of this agreement.

6. Fair Consideration. Each of the Parties hereto agree and stipulate that this Agreement is entered into based upon the mutual benefits to be derived and weighing the risks and costs of future litigation. In the event of the bankruptcy or any insolvency proceeding of any party hereto, all Parties will cooperate in providing to the appropriate court, receiver or trustee, information regarding this settlement not subject to privilege.

7. Mutual Releases. ITEX hereby releases Christensen and Christensen hereby releases ITEX from all Released Claims.

(a) "Released Claims" means any and all claims, demands, causes of action, actions, rights, liabilities, contract obligations, damages, attorneys' fees, costs, torts, suits, debts, sums of money, accountings, reckonings, bills, covenants, controversies, agreements, promises, variances, trespasses, extents and executions whatsoever, at law or in equity or otherwise, whether direct or indirect, known or unknown, which the releasing Parties now own or hold, or have at any time heretofore owned or held, or may in the future own or hold, against the persons and entities they are releasing or any of them, in any capacity, which both (i) are related in any way, directly or indirectly, to Christensen's relationship or contact with ITEX and/or the Parties, and (ii) are or may be based upon any facts, acts, omissions, conduct, purchases, representations, contracts, agreements, events, causes or matters of any kind occurring or existing at any time on or before the date of this Agreement.

(b) "Released Claims" includes, without limitation, all claims alleged or that could have been alleged pursuant to paragraph 3 above, and all claims related to or arising out of Christensen's relationship as an employee, consultant, board member, and stockholder of ITEX and any alleged promises or wrongdoing by the Parties.

(c) Notwithstanding the foregoing, these releases shall not extend to any claims that arise out of this Agreement, nor shall this release extend to any claim Christensen and his wife Kira Christensen may have from the non-payment of the obligation secured by real property owned by Kira Christensen on Knightsbridge Lane. Furthermore, these releases shall not extend to any claim for indemnity or contribution that Christensen may have in the future arising from any suit or claim of third parties against Christensen for any act or omission performed by him as an officer or director of ITEX or California Trade Exchange.


(d) These releases extend to and inure to the benefit of the Parties hereto and the following Additional Released Parties: all of the Parties' past and present shareholders, officers, directors, agents, employees, representatives, partners, attorneys, accountants, insurers, employee benefit plans, parents, subsidiaries, affiliates, marital communities, predecessors, successors, transferees, assigns, and related entities thereof, and all past and present shareholders, officers, directors, agents, employees, marital communities, representatives, partners, attorneys and accountants of any of those persons and entities.

(e) These releases shall bind the Parties hereto and their respective heirs, survivors, legatees, executors, personal representatives, receivers, trustees, insurers, marital communities, successors, subrogees, transferees and assigns.

(f) The Parties represent and warrant that they have full right, power and authority to enter into these releases, that they own or have the right to release each and all of the Released Claims that they purport to release, and that they have not transferred any interest in any Released Claims to any third party.

(g) The Parties represent, warrant and agree: (i) that they understand they are releasing potentially unknown claims, except as provided in subparagraph
     (c); (ii) that these releases are fairly and knowingly made; (iii) that they are aware that they have limited knowledge with respect to certain of the Released Claims; and (iv) that THE PARTIES SPECIFICALLY ALLOCATE THE RISK OF ANY MISTAKE BY ANY PARTY IN ENTERING INTO THIS AGREEMENT TO THE PARTY OR PARTIES WHO LATER CLAIM THEY WERE MISTAKEN.

(h) The Parties hereby waive any and all rights which they may have under or pursuant to (i) the provisions of section 1542 of the Civil Code of the State of California and/or (ii) the provisions of any other similar statutory, regulatory or common law of any state, or of the United States.
     Section 1542 of the Civil Code of the State of California provides:

          A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

     The Parties understand fully the statutory language of section 1542 of the Civil Code of the State of California and, having been so apprised, nevertheless release all unknown Released Claims as provided above.

     Notwithstanding the provisions of section 1542 of the Civil Code of The State of California, Christensen releases and discharges The Company (including any predecessor, parent, subsidiaries, branches, and/or affiliates; and its or their shareholders, officers, directors, agents, employees, attorneys, successors, and assigns) from any and all claims, known or unknown, asserted or not, arising from, by reason of, or related to, Christensen's employment with the Company, the termination of that employment, and all events through and including the date of this Agreement. This release includes, but is not limited to, any claim under any federal, state, or local law, or other authority, including claims arising under any federal or California state statutes pertaining to wages, conditions of employment, or discrimination in employment, including the Civil Rights Act of 1991, the Age Discrimination in Employment Act (29 U.S.C. ss. 621, et seq.) the Older Worker Benefit Protection Act, Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act (42 U.S.C. ss.12101), the Fair Labor Standards Act (29 U.S.C. ss.201, et seq.), the California Fair Employment and Housing Act, and any applicable contract, tort, or other common law theories under local, state, or federal law.

     (i) THE PARTIES FULLY UNDERSTAND THAT THEY ARE GIVING UP ALL OF THEIR RIGHTS AND CLAIMS OF ANY KIND AGAINST EACH OTHER, KNOWN OR UNKNOWN EXCEPT AS OTHERWISE NOTED.

8. Extinguishment of Liability to Christensen Only. This Agreement is entered into for the benefit of Christensen only and does not inure to the benefit of any other person who may be jointly and severally responsible to ITEX. This release is intended to reserve to ITEX or a right of action or of contribution against any entity other than Christensen.

9. Confidential Information and Trade Secrets. Confidentiality is an essential component of this Agreement. Christensen agrees that he will not discuss the facts, terms or amount of this Agreement or any of the underlying allegations of facts leading to this Agreement with any third party except as may be required by law. Provided, however, that Christensen may disclose the confidential information to his spouse, attorneys, accountant or tax advisor if they agree to abide by the confidentiality provision of this Agreement. Christensen further acknowledges that during the course of his duties with the Company, he handled confidential information of the Company and its affiliates. Christensen agrees he will retain in the strictest confidence all confidential matters which relate to the Company or its affiliates, including, without limitation, pricing lists, business plans, financial projections and reports, business strategies, internal operating procedures and other confidential business information from which the Company derives an economic or competitive advantage or from which the Company might derive such advantage in its business, whether or not labeled "secret" or "confidential," and not to disclose directly or indirectly or use by him in any way, either during the term of this Agreement or at any time thereafter except as permitted by law. Christensen shall not disclose to any others or take or use for Christensen's own purposes or purposes of any others at any time, any of the Company's trade secrets, including without limitation, confidential information; customer lists; information concerning current or any future and proposed work, services or products; the fact that any such work, services or products are planned, under consideration, or in production, as well as any description thereof, computer programs, computer software, or any other definition of a trade secret under California or federal law. Christensen agrees that these restrictions shall also apply to (i) trade secrets belonging to third parties in the Company's possession and (ii) trade secrets, if any, conceived, originated, discovered or developed by Christensen during the term of his employment.

10. No Disparagement. The Parties and their employees, agents and representatives shall refrain from disparaging each other or each other's businesses or any of its agents, officers, directors or other employees.

11. Non-Interference; No Solicitation. Christensen agrees not to interfere with any of the Company's contractual obligations with others. Furthermore, Christensen agrees during a period of two years after the date of this Agreement, he shall not, without the Company's express written consent, on his behalf or on behalf of another: (i) directly or indirectly solicit the business of any client, customer, creditor or licensee of the Company, or
     (ii) hire employees of the Company, other than clerical employees, in any location where the Company does business. Christensen acknowledges that this Paragraph 11 is a reasonable and necessary measure deigned to protect the proprietary information and goodwill of the Company.

12. Notice of Default and Enforcement. This Agreement shall not be filed with any court to enforce its terms except as provided below. In the event any party, acting in good faith, believes another party has violated the terms of this Agreement, the aggrieved party shall give the believed offending party notice of the alleged violation by sending a detailed written statement of the same to the attorney for the offending party by certified mail, return receipt requested. This notice is intended to invite a resolution by the Parties of any dispute prior to the institution of litigation. For purposes of this paragraph, the identities and addresses of the Parties' or their attorneys are as set out in the following paragraph. The identity or address of the attorney for any party may be changed for purposes of this paragraph by written notice to the attorney for the other party, sent certified mail, return receipt requested.

13. Notices. All notices, requests, demands and other communications called for or contemplated by this Agreement shall be in writing, and shall be deemed to have been duly given by mailing the same by first-class mail, postage prepaid; by delivering the same by hand; or by sending the same by telex or telecopy, to the following addresses, or to such other addresses as the Parties may designate by written notice in the manner aforesaid, provided that communications that are mailed shall not be deemed to have been given until three business days after mailing:

                                 To Christensen:

                                 Collins Christensen,
                                 1701 Ladino Road
                                 Sacramento, CA 95864

                                 With copy to collie@surewest.net

                                 And to his attorney:

                                 Robert I. Harris, Esq.
                                 7070 Warbler Way
                                 Sacramento, CA 95831

                                 With copy to rihesq@attbi.com

                                  To ITEX:

                                  ITEX Corporation
                                  c/o Steve White
                                  3400 Cottage Way
                                  Sacramento, CA  95825


14. Authority. The Parties each represent and warrant that they have full power and actual authority to enter into this Agreement and to carry out all actions required of them by this Agreement. All persons executing this Agreement in representative capacities represent and warrant that they have full power and authority to bind their respective corporations, partnerships and/or marital communities.

15. No Admission of Liability. The execution of this Agreement shall not constitute an admission of liability or responsibility by any signatory.

16. Governing Law. This Agreement shall be interpreted and enforced according to the laws of the state of Nevada.

17. Consent to Jurisdiction and Venue. All Parties shall submit and not object to jurisdiction and venue in the Sacramento County Superior Court, state of California, in connection with any claims arising out of this Agreement.

18. Binding Effect; Assignability. This Agreement, including the documents executed pursuant to the Exhibits hereto, shall bind and inure to the benefit of the Parties hereto and their respective heirs, survivors, legatees, executors, personal representatives, receivers, trustees, insurers, marital communities, successors, subrogees, transferees and assigns.

19. No Third-Party Beneficiaries. Except as expressly provided herein this Agreement is for the benefit of the Parties hereto only and is not intended to benefit any other person or entity, and no person or entity not a party to this Agreement shall have any third-party beneficiary or other rights whatsoever hereunder.

20. Attorneys' Fees. Should it be necessary for any party to this Agreement to initiate legal proceedings to adjudicate any issues arising hereunder or under any document executed pursuant to the Exhibits attached hereto, the party or Parties to such legal proceedings who substantially prevail shall be entitled to reimbursement of their attorneys' fees, costs, expenses and disbursements (including the fees and expenses of expert and fact witnesses) reasonably incurred or made by the substantially prevailing Parties in preparing to bring suit, during suit, on appeal, on petition for review, and in enforcing any judgment or award, from the party or Parties who do not substantially prevail.

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21.  Severability. This Agreement, and/or the documents executed pursuant to the
     Exhibits hereto, do not violate any federal or state statute, rule, regulation or common law known; but any provision which is found to be invalid or in violation of any statute, rule, regulation or common law shall be considered null and void, with the remaining provisions remaining viable and in effect. Notwithstanding the foregoing, the Parties acknowledge and agree that this Agreement, the releases provided for above are each necessary to this settlement; without any of these the Parties would not agree to this settlement.

22. Cooperation in Execution of Documents. The Parties agree properly and promptly to execute and deliver any and all additional documents that may be necessary or desirable to render this Agreement and/or the documents executed pursuant to the Exhibits attached hereto legally and practically effective. This paragraph shall not require the execution of any document that expands, alters or in any way changes the terms of this Agreement.

23. Headings Not Controlling. The paragraph headings included herein are for reference only and are not a part of this Agreement. The headings shall not control or alter the meaning of this Agreement as set forth in the text.

24. Counterparts. This Agreement may be executed in any number of identical counterparts, notwithstanding that all Parties have not signed the same counterpart, with the same effect as if all Parties had signed the same document. All counterparts shall be construed as and shall constitute one and the same agreement.

25. Equal Participation in Drafting. The Parties have participated and had an equal opportunity to participate in the drafting of this Agreement. No ambiguity shall be construed against any party based upon a claim that that party drafted the ambiguous language.

26. Waiver. A waiver of any provision of this Agreement shall operate as a waiver only for the specific occasion as to which the waiver is given, and the provisions of this Agreement shall otherwise continue to be fully effective and operable as to any other occasion or occasions.

27.  Time of the Essence. Time is of the essence with regard to this Agreement.

28. Closing. Closing of this Agreement ("Closing") shall occur in the offices of ITEX Corporation, and shall be timely only if it occurs on or before June 20, 2003. Closing means the time when all documents and funds required to be delivered under this Agreement have been delivered to the Sacramento office of ITEX. Costs of Closing shall be borne by ITEX. All representations and warranties made in this Agreement, and in the documents executed pursuant to the Exhibits to this Agreement, shall survive Closing. If Closing does not timely occur the non-defaulting party shall have the right to enforce the terms of this Agreement.

29. Statute of Limitations. All claims or causes of action arising out of this Agreement must be brought within 24 months after they accrue. Failure to bring suit within this time period shall be a complete bar to any such claims or causes of action.


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30.  Complete Agreement. This Agreement is the final and complete expression of the agreement of the Parties. This Agreement may not be modified, interpreted, amended, waived or revoked orally, but only by a writing signed by all Parties. This Agreement supersedes and replaces all prior agreements, discussions and representations, all of which are merged into, and superseded by, this Agreement. Notwithstanding the foregoing, nothing in this agreement concerns the rights of Christensen and his wife, Kira Christensen with respect to the obligation secured by real property owned by Kira Christensen located on Knightsbridge Way, Sacramento County California. Also, nothing in this agreement is intended to modify Christensen's rights to indemnity and contribution should some third party bring suit against him for any act performed while an officer or director of ITEX. No party is entering into this Agreement in reliance on any oral or written promises, inducements, representations, understandings, interpretations or agreements other than those contained in this Agreement and the Exhibits hereto.

31. Full Understanding; Independent Legal Counsel. The Parties each acknowledge, represent and agree that they have read this Agreement and the Exhibits attached; that they fully understand the terms thereof; that they have been fully advised by their legal counsel, accountants and other advisors with respect thereto; and that they are executed by them upon the advice and recommendation and with the approval of their independent legal counsel.


                                           /s/ Collins Christensen
                                           ------------------------------------
                                           Collins Christensen, Individually


                                           ITEX CORPORATION


                                           /s/  Steven White
                                           ------------------------------------
                                           By:  Steven White
                                           Chairman of Board
                                           ITEX Corporation